Exhibit 3.2

CERTIFICATE OF AMENDMENT

TO THE

SIXTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

THORNE HEALTHTECH, INC.

Thorne HealthTech, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “Corporation”), hereby certifies as follows:

1.    That the name of this corporation is Thorne HealthTech, Inc., and that this corporation was initially incorporated under the name of Thorne Holding Corp., pursuant to a Certificate of Incorporation filed with the Secretary of State of Delaware on June 17, 2010.

2.    Pursuant to Section 242 of the DGCL, this Certificate of Amendment to the Sixth Amended and Restated Certificate of Incorporation amends the provisions of the Corporation’s Sixth Amended and Restated Certificate of Incorporation.

3.    The first two sentences of Article FOURTH of the Sixth Amended and Restated Certificate of Incorporation of the Corporation are hereby amended by being deleted in their entirety and replaced by the following:

“Split. Immediately upon the filing of this Certificate of Amendment (the “Filing Time”), each share of “Class A Common Stock,” “Class B Common Stock” or “Series E Preferred Stock” (as such terms were defined in the Sixth Amended and Restated Certificate of Incorporation of the Corporation prior to its amendment) issued and outstanding or held in treasury immediately prior to the Filing Time is hereby subdivided automatically and without further action, into four hundred and forty five (445) shares of Class A Common Stock, Class B Common Stock and Series E Preferred Stock, respectively, as each such term is defined below (the “Stock Split”). The Stock Split shall also apply to any outstanding securities or rights convertible into, or exchangeable or exercisable for, Common Stock or Preferred Stock of the Corporation. The Stock Split shall be effected on a certificate-by-certificate basis. Each certificate that immediately prior to the Filing Time represented shares of capital stock of the Corporation (“Old Certificates”) shall thereafter represent that number and type of shares of capital stock of the Corporation into which the shares represented by the Old Certificate shall have been subdivided pursuant to the Stock Split.

The total number of shares of all classes of stock which the Corporation shall have authority to issue is 97,011,500 shares, consisting of (i) 63,800,000 shares of Class A Common Stock, $0.01 par value per share (“Class A Common Stock”), (ii) 6,200,000 shares of Class B Common Stock, no par value (“Class B Common Stock” and collectively with the Class A Common Stock, “Common Stock”), and (iii) 27,011,500 shares of Preferred Stock, $0.01 par value per share (“Preferred Stock”), all of which shares of Preferred Stock are hereby designated “Series E Preferred Stock”.”

4.    Part A of Article FOURTH of the Sixth Amended and Restated Certificate of Incorporation of the Corporation is hereby amended by inserting the following paragraph as a new Section 3 thereof:

Automatic Conversion. Effective immediately prior to the filing and effectiveness of an amended and restated certificate of incorporation of the Corporation in connection with the closing of an initial public offering of any shares of capital stock of the Corporation (the “Effective Time”), each share of Class B Common Stock issued and outstanding or held in treasury as of immediately prior to the Effective Time shall be converted automatically, without further action, into one share of Class A Common Stock.

5.    This Certificate of Amendment to the Corporation’s Sixth Amended and Restated Certificate of Incorporation has been duly authorized and adopted in accordance with the provisions of Sections 228 and 242 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, Thorne HealthTech, Inc. has caused this Certificate of Amendment to be signed by Paul F. Jacobson, a duly authorized officer of the Corporation, on September 10, 2021.

/s/ Paul F. Jacobson
Paul F. Jacobson
Chief Executive Officer